ACEM HOLDINGS, INC.
2 Corporate Drive, Suite 234
Shelton, Connecticut 06484

February 10, 2012

Filed via EDGAR

Mr. Russell Mancuso, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Acem Holdings, Inc.
           File No. 33-55254-36
           Form 8-K
                   Filed January 11, 2012

Dear Mr. Mancuso:

On behalf of Acem Holdings, Inc., Commission File Number 33-55254-36 (hereinafter "the Company"), I Jerry Gruenbaum, the Corporate legal counsel and secretary, hereby in accordance with your letter dated January 20, 2012, state as follows:

Question 1. - We note the disclosure in your Form 8-K filed on January 11, 2012 that, in connection with your agreement to acquire ACEM Holding AG, you agreed to spin off your subsidiary and transfer all other existing assets and operations of EMed, please provide us with your analysis as to:

* how you evaluated the acquisition of ACEM Holding AG and spin-off of your subsidiary and transfer of all other assets and operations in determining whether you were required to provide the disclosure set forth in Item 2.01(f) of Form 8-K.

ANSWER:

Item 2.01(f) states "if the registrant was a shell company, ..., as those terms are defined in Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2), immediately before the transaction..."  The Registrant does not feel that it meets those requirements.  The Registrant was in the winding up of its prior business prior to the reverse merger.  After all assets were sold by the receiver, the company was settling all its debts and then did the merger.  In any event, the Registrant is in the process of bringing their filings current.  During that process, the Registrant would not have been able to provide financials in any meaningful way.  However, to satisfy any disagreement, oce the information is filed in the very near future, the Registrant is willing to provide the information that would have been required in a "Super 8-K" by amending its prior Form 8-K dated January 11, 2012.

As for the the evaluation of the acquisition, since the Registrant had no assets at closing, and the Registrant agreed to settle all prior debts which totalled over $1 million US dollars, the Registrant agreed to issue a 95% interest in the Registrant for the acquisition.  The evaluatio of the acquisition is being prepared by the auditors which will become part of its filings.

* why do you believe you do not have to register the spinoff under the Securities Act.

The subsidiary is a non operating company.  The process of actually spinning off the subsidiary has not taken place to date.  The Registrant will consider the terms of Staff Bulletin No. 4 when it performs the actual spin-off.

Question 2. - Please provide us your analysis of the extent to which you have not complied with you reporting obligations under the Exchsnge Act.  Include in your response an analysis of the applicability of the applicability of the automatic suspension of the duty to file reports provided by Section 15(d) of the Exchange Act.  Also, identify in your response any required reports that you have not filed, and tell us when you plan to file those reports.

ANSWER:

The Registrant was under the control of a court appointed receiver as previously filed with the SEC.  The receiver is no longer in control of the Registrant and the Registrant is preparing to bring all Form 10-Ks and Form 10-Qs current within the next 30 days.  Since the Registrant was under control of the receiver it could not control its cash and therefore was unable to engage its auditors to fulfill its obligations.

Question 3 - If you do not have any securities registered under Section 12 of the Exchange Act, please disclose this fact prominently, or tell us why you do not believe that this disclosure is appropriate.  If you believe you do have securities registered under Section 12, please provide us support for your conclusion, including the specific date and file number of the applicable Exchange Act registration statement.

ANSWER:

The Registrant was not aware that it had no securities registered under Section 12 of the Exchange Act until it was made aware by your letter.  In the future it will disclose that promptly in all filing where such information is called for.

Question 4 - Please confirm the accuracy of the address you provided as your principal executive offices on the facing page of your Form 8-K filed on January 11, 2012.  We note that that the address you provided appears to be the address of a law firm.

ANSWER:

The Registrant's office in the United States is the office of the Registrant's Corporate Secretary and General Counsel.  THe Registrant may change its address to Europe in the foreseable future.

Question 5 - Refer to the number of shares that you disclose that you issued in the acquisition transaction. Please provide us a clear analysis of why you believe you had sufficient authorized shares to complete the transaction.  It is unclear why the statute that you cited in your Form 8-K filed December 15, 2011 is relevant given that the change that you made to the number of authorized shares does not appear to correspond to the change that you made to the number of issued and outstanding shares.  Cite with specificity any interpretive authority on which you rely.

ANSWER:

The Registrant filed with the Secretary of State for the State of Nevada an amendment to its articles of incorporation on December 12, 2011 (a copy of which was filed with Form 8-K with the SEC) that states:

                                    3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

                                 The aggregate number of shares which the Corporation shall have the authority to issue is 50,000,000, having a par value of $0.001 per share.

                                    4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

                                The aggregate number of shares which the Corporation shall have the authority to issue is 200,000,000, having a par value of $0.001 per share.

                                     5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

                              Effective upon the filing by the Secretary of State of Nevada of this Certificate of Change filed Pursuant to NRS 78.209 (the “Effective Time”), each ten (10) shares of Common Stock (“Old Stock”) issued and outstanding shall automatically without any action by the holder thereof, be changed and reclassified into one (1) share of fully-paid and non-assessable Common Stock (“New Stock”) and each certificate which prior to the Effective Time represented ten (10) shares of the Old Stock shall, from and after the Effective Time be deemed to represent one (1) share of the New Stock.

So the Registrant had 200,000,000 shares authorized to complete the transaction.  The Registrant understands the SEC confusion even though the shareholders had no such confusion, and therefore has reached out to the shareholders prior to the reverse merger to vote on the 10 to 1 reverese and the increase in the authorized from 50 million to 200 million so there will be no such confusion on anyones part.
In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum, Esq.
Corporate Legal Counsel & Secretary

cc: Tom Jones, Esq.